SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

Circle Entertainment Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

17256R-105
(CUSIP Number)

Mitchell J. Nelson Atlas Real Estate Funds, Inc. 70 East 55th Street New York, New York 10022 Telephone: (212) 796-8199
(Name, address and telephone number of person authorized to receive notices and communications)

March 14, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 17256R-105	SCHEDULE 13D	Page 2 of 20 Pages

1	NAME OF REPORTING PERSONS Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	9,350,263
SHARES BENEFICIALLY	8	SHARED VOTING POWER	23,910,664
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	9,350,263
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	23,910,664
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,760,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 17256R-105	SCHEDULE 13D	Page 3 of 20 Pages

1	NAME OF REPORTING PERSONS Paul C. Kanavos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	1,034,254
SHARES BENEFICIALLY	8	SHARED VOTING POWER	38,901,700
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,034,254
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	38,901,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,935,954
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 17256R-105	SCHEDULE 13D	Page 4 of 20 Pages

1	NAME OF REPORTING PERSONS Kanavos Dynasty Trust 2011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	11,056,870
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	11,056,870
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,056,870
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 17256R-105	SCHEDULE 13D	Page 5 of 20 Pages

1	NAME OF REPORTING PERSONS Brett Torino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	176,238
SHARES BENEFICIALLY	8	SHARED VOTING POWER	38,235,221
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	176,238
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	38,235,221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,411,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 17256R-105	SCHEDULE 13D	Page 6 of 20 Pages

1	NAME OF REPORTING PERSONS TTERB Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	28,370,677
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	28,370,677
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,370,677
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 17256R-105	SCHEDULE 13D	Page 7 of 20 Pages

1	NAME OF REPORTING PERSONS TS 2013 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	9,864,544
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	9,864,544
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,864,544
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 17256R-105	SCHEDULE 13D	Page 8 of 20 Pages

1	NAME OF REPORTING PERSONS Atlas Real Estate Funds, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	5,501,611
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	5,501,611
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,501,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 17256R-105	SCHEDULE 13D	Page 9 of 20 Pages

1	NAME OF REPORTING PERSONS Harvey Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO/PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER	3,927,432
SHARES BENEFICIALLY	8	SHARED VOTING POWER	1,050,042
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	3,927,432
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	1,050,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,977,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%1
14	TYPE OF REPORTING PERSON IN

1 See Item 5(a) herein.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 10 of 20 Pages

1	NAME OF REPORTING PERSONS Silverman Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	1,050,042
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	1,050,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,050,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%2
14	TYPE OF REPORTING PERSON PN

2See Item 5(a) herein.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 11 of 20 Pages

1	NAME OF REPORTING PERSONS Adam Raboy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	4,033,901
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	4,033,901
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,033,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%3
14	TYPE OF REPORTING PERSON IN

3See Item 5(a) herein.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 12 of 20 Pages

1	NAME OF REPORTING PERSONS The Maple Hill Companies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	4,033,901
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	4,033,901
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,033,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%4
14	TYPE OF REPORTING PERSON PN

4See Item 5(a) herein.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 13 of 20 Pages

1	NAME OF REPORTING PERSONS Mitchell J. Nelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER	200,000
SHARES BENEFICIALLY	8	SHARED VOTING POWER	95,571
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	200,000
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	95,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%5
14	TYPE OF REPORTING PERSON IN

5See Item 5(a) herein.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 14 of 20 Pages

1	NAME OF REPORTING PERSONS LMN 134 Family Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	95,571
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	95,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%6
14	TYPE OF REPORTING PERSON IN

6See Item 5(a) herein.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 15 of 20 Pages

This Amendment No. 24 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on January 10, 2008 by Robert F.X. Sillerman (“Sillerman”), Sillerman Commercial Holdings Partnership, L.P., a Delaware limited partnership, and Sillerman Capital Holdings, L.P., a Delaware limited partnership (“Holdings”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Circle Entertainment Inc. (formerly known as FX Real Estate and Entertainment Inc.), a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed with the SEC on March 13, 2008 by Sillerman and Holdings, as amended by Amendment No. 2 filed with the SEC on May 15, 2008 by Sillerman and Holdings, as amended by Amendment No. 3 filed with the SEC on December 30, 2008 by Sillerman, Holdings, Paul C. Kanavos (“Kanavos”), Brett Torino (“Torino”), ONIROT Living Trust dated 6/20/2000 (“ONIROT”), TTERB Living Trust (“TTERB”) and Atlas Real Estate Funds, Inc. (“Atlas”), as amended by Amendment No. 4 filed with the SEC on September 10, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 5 filed with the SEC on November 9, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 6 filed with the SEC on November 18, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 7 filed with the SEC on December 24, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 8 filed with the SEC on December 29, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 9 filed with the SEC on January 29, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 10 filed with the SEC on February 10, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 11 filed with the SEC on February 19, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 12 filed with the SEC on March 18, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 13 filed with the SEC on April 12, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 14 filed with the SEC on April 23, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 15 filed with the SEC on May 6, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 16 filed with the SEC on June 8, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 17 filed with the SEC on July 12, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 18 filed with the SEC on August 19, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 19 filed with the SEC on October 1, 2010 by Sillerman, Holdings, Kanavos, Torino, TTERB and Atlas, as amended by Amendment No. 20 filed with the SEC on December 3, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas , as amended by Amendment No. 21 filed with the SEC on September 22, 2011 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB, Atlas and the Kanavos Dynasty Trust 2011 (“KDT”), as amended by Amendment No. 22 filed with the SEC on October 3, 2013 by Sillerman, Holdings, Kanavos, KDT, Torino, ONIROT, TTERB, Atlas and  TS 2013 LLC (“TS”) and as amended by Amendment No. 23 filed with the SEC on  December 30, 2013 by Sillerman, Kanavos, KDT, Torino, TTERB, Atlas and TS (as amended, the “Statement”).  This Amendment No. 24  is being filed by Sillerman, Kanavos, KDT, Torino, TTERB, Atlas, TS, Harvey Silverman (“Silverman”), Silverman Partners, L.P. (“SP LP”), Adam Raboy (“Raboy”), The Maple Hill Companies, LLC (“MHC”), Mitchell J. Nelson (“Nelson”) and LMN 134 Family Company, LLC (“LMN”). From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 24.  All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.

Sillerman, Kanavos, KDT, Torino, TTERB, TS, Atlas, Silverman, SP LP, Raboy, MHC, Nelson and LMN (collectively, the “Reporting Persons”) have entered into a Fifth Amended and Restated Joint Filing Agreement, dated March 14, 2014, a copy of which is filed herewith as Exhibit 99.28 and  incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

Items 2, 3, 4, 5 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.

ITEM 2. Identity and Background

Item 2 of the Statement is hereby amended to add the following information:

(a), (b), (c) and (f).  The following table sets forth the name, address (business, principal business and principal office addresses which are the same unless indicted otherwise) and citizenship/place of organization for each of Silverman, SP LP, Raboy, MHC, Nelson and LMN:

Reporting Person	Address	Citizenship/Place of Organization

Silverman	70 East 55th Street, New York, New York 10022	United States

SP LP	791 Park Avenue, New York, New York 10021	Delaware

Raboy	295 Glendale Road, Scarsdale, New York 10583	United States

MHC	295 Glendale Road, Scarsdale, New York 10583	Delaware

Nelson	70 East 55th Street, New York, New York 10022	United States

LMN	134 East 80th Street, New York, New York 10075	Delaware

CUSIP No. 17256R-105	SCHEDULE 13D	Page 16 of 20 Pages

The principal business of each of Silverman, SP LP, Raboy, MHC and LMN is set forth in the following table:

Reporting Person	Principal Business

Silverman	Silverman is a private investor and he has served as a director of the Issuer since October 2007.

SP LP	SP LP’s principal business is the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

Raboy	Raboy’s principal business is real estate investment and finance.

MHC	MHC’s principal business is real estate investment and finance.

Nelson	Nelson has served as Executive Vice President and General Counsel of the Issuer since October 2007.

LMN	LMN’s principal business is the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

Silverman serves as the general partner of SP LP.  Raboy serves as the manager of MHC.  Nelson serves as the manager of LMN.

(d), (e) To the knowledge of the Reporting Persons, none of Silverman, SP LP, Raboy, MHC, Nelson or LMN has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source or Amount of Funds or Other Consideration.

Silverman and SP LP acquired the shares of Common Stock reported herein as being beneficially owned by them pursuant to the following transactions:

●
On November 30, 2007 and January 10, 2008, as a result of distribution’s received on Silverman’s and SP LP’s ownership interests in Flag Luxury Properties, LLC, a Delaware limited liability company (“Flag”), and Silverman’s ownership interest in CKX, Inc., a then publicly traded company (“CKX”),  Silverman and SP LP acquired an aggregate of 1,577,016 shares of Common Stock in connection with a series of transactions involving Flag (the “Flag Transaction”), CKX and the Issuer described in the Issuer’s final prospectus dated December 31, 2007 to its Registration Statement on Form S-1 (Registration No. 333-145672), as filed with the SEC on January 3, 2008;

●
On July 15, 2008, SP LP purchased from the Issuer in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended, 285,715 units at an aggregate purchase price of $1,000,002.50 or $3.50 per unit.  Each unit consisted of (x) one share of Common Stock, (y) one warrant to purchase one  share of Common Stock at an exercise price of $4.50 per share and (z) one warrant to purchase one share of Common Stock at $5.50 per share.  The warrants were immediately exercisable on the date of purchase for a term of ten years. SP LP used working capital to fund the purchase of the units.  SP LP purchased the units from the Issuer for investment purposes and to provide the Issuer with working capital;

●
On October 1, 2008, Silverman acquired 12,297 shares of Common Stock under the Issuer's 2007 Long-Term Incentive Compensation Plan  in lieu of cash payments of $16,750 for fees earned by (a) attending meetings of the Issuer's board of directors during the second and third fiscal quarters of 2008 and (b) serving as a member of the Issuer's board of directors' audit committee, compensation committee and nominating and corporate governance committee (including as chairman) and attending meetings of certain of such committees during the second and third fiscal quarters of 2008;

●
On October 21, 2008, Silverman acquired stock options to purchase up to 48,897 shares of Common Stock in lieu of a cash payment of $80,000 for his 2008 annual retainer fee for serving as a director of the Issuer. These stock options were granted under the Issuer’s 2007 Long-Term Incentive Compensation Plan at exercise prices of $5.00 per share for 25,641 of the shares and $6.00 per share for 23,256 of the shares and became immediately exercisable on the grant date for a term of 10 years;

●
On January 29, 2010, Silverman acquired stock options to purchase up to 455,556 shares of Common Stock in lieu of cash payments for 75% of his 2009 annual retainer fee of $80,000 for serving as a director of the Issuer and fees for serving as a member of the Issuer’s board of directors’ audit committee, compensation committee and nominating and corporate governance committee (including as chairman) and attending board of directors’ and committee meetings during 2009.  These stock options were granted under the Issuer’s 2007 Long-Term Incentive Compensation Plan at an exercise price of $0.18 per share and became immediately exercisable on the grant date for a term of 10 years; and

●
On September 23, 2010, Silverman purchased from the Issuer in a private transaction exempt from the registration requirements of the Securities Act 100 units at an aggregate purchase price of $100,000 or $1,000 per unit.  Each unit consisted of (x) one share of newly issued Series B Convertible Preferred Shares, and  (y) one warrant to purchase up to 14,306.15 shares of Common Stock at an exercise price of $0.2097 per share. Silverman used personal funds to fund the purchase of the units.  Silverman purchased the units from the Issuer for investment purposes and to provide the Issuer with working capital.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 17 of 20 Pages

Raboy through MHC acquired the shares of Common Stock reported herein as being beneficially owned by them on September 27, 2010 from the Issuer in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended, 250 units at an aggregate purchase price of $250,000 or $1,000 per unit.  Each unit consisted of (x) one share of newly issued Series B Convertible Preferred Shares , and  (y) one warrant to purchase up to 11,389.52  shares of Common Stock at an exercise price of $0.2634 per share. MHC used working capital to fund the purchase of the units.  MHC purchased the units from the Issuer for investment purposes and to provide the Issuer with working capital.

  Nelson and LMN acquired the shares of Common Stock reported herein as being beneficially owned by them in the following transactions:

●	On November 30, 2007, Nelson through LMN acquired 95,571 shares of Common Stock in the Flag Transaction; and

●
On May 19, 2008, Nelson received a grant of stock options under the Issuer’s 2007 Executive Equity Incentive Plan to purchase up to 200,000 shares of Common Stock  at an exercise price of $5.00 per share for one half of the options and $6.00 per share for the other half of the options. The options vested over a five year period, with 40% of the $5.00 options vesting after one year, 40% of the $5.00 options vesting after year two, 20% of the $5.00 and 20% of the $6.00 options vesting after year three, 40% of the $6.00 options vesting after year four and 40% of the $6.00 options vesting after year five.

ITEM 4.   Purpose of the Transaction.

                Item 4 of the Statement is hereby amended to add the following information:

Silverman’s, SP LP’s, Raboy’s, MHC’s, Nelson’s and LMN’s responses to Item 3 are incorporated by reference in this Item 4.

Silverman, SP LP, Raboy, MHC, Nelson and LMN have become Reporting Persons and are jointly filing this Statement because of their present intent to participate with Sillerman, Kanavos and Torino in the transactions contemplated by the Proposal.

ITEM 5.   Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended to add the following information to paragraphs (a) through (d) thereof:

(a)           As of the date of this Statement:

Silverman beneficially owns (i) directly 3,927,432 shares of Common Stock (consisting of: (A) 1,396,416 shares of Common Stock owned by Silverman; (B) 48,897 shares of Common Stock issuable upon the exercise of stock options held by Silverman that are presently exercisable at $5.00 per share for 25,641 of the shares and $6.00 per share for 23,256 of the shares; (C) 455,556 shares of Common Stock issuable upon the exercise of stock options held by Silverman that are presently exercisable at $0.18 per share; (D) 595,948 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Shares held by Silverman that are convertible at $0.1678 per share7; and (E) 1,430,615 shares of Common Stock issuable upon the exercise of warrants held by Silverman that are presently exercisable at $0.2097 per share); and (ii) indirectly 1,050,042 shares of Common Stock (consisting of:  (A) 478,612 shares of Common Stock owned of record by SP LP, of which Silverman is the general partner; (B) 285,715 shares of Common Stock issuable upon the exercise of warrants held by SP LP that are presently exercisable at $4.50 per share; and (C) 285,715 shares of Common Stock issuable upon the exercise of warrants held by SP LP that are presently exercisable at $5.50 per share), which shares of Common Stock represent in the aggregate approximately 7.3% of the 68,178,608 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 65,076,162 shares of Common Stock outstanding as of the date of this Statement and (y) the 3,102,446 shares of Common Stock issuable upon exercise or conversion, as applicable, of the aforesaid stock options, Series B Convertible Preferred Shares and warrants.

Raboy beneficially owns indirectly 4,033,901 shares of Common Stock (consisting of: (A) 1,186,521 shares of Common Stock issuable upon the conversion of Series B Convertible Preferred Shares held by MHC that are convertible at $0.2107 per share8; and (B) 2,847,380 shares of Common Stock issuable upon the exercise of warrants held by MHC that are presently exercisable at $0.2634 per share), which shares of Common Stock represent in the aggregate approximately 5.8% of the 69,110,063 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 65,076,162 shares of Common Stock outstanding as of the date of this Statement and (y) the 4,033,901 shares of Common Stock issuable upon conversion or exercise, as applicable, of the aforesaid Series B Convertible Preferred Shares and warrants.

 1 The Series B Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series B Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) September 21, 2015 the Series B Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $1.40 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series B Convertible Preferred Shares at the then current stated value. The Series B Convertible Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

2 The Series B Convertible Preferred Shares are convertible, at the option of the holder, into shares of Common Stock at the above conversion price if at any time the closing price of the shares of Common Stock is at least the conversion price for ten (10) consecutive trading days. Each time, for a period of 60-days thereafter, the Series B Convertible Preferred Shares are convertible into the number of shares of Common Stock equal to the then current stated value (initially $1,000, subject to increase periodically to include any accrued and unpaid  dividends) divided by the conversion price.  Upon the earlier of: (x) consummation of the Issuer’s sale (or series of related sales) of its capital stock (or securities convertible into its capital stock) from which the Issuer generates net proceeds of at least $25 million or (y) September 27, 2015 the Series B Convertible Preferred Shares shall automatically convert into the number of shares of Common Stock equal to the then current stated value divided by the conversion price.  If at any time the closing price of the shares of Common Stock is at least $1.75 for fifteen (15) consecutive trading days, the Issuer may redeem the outstanding Series B Convertible Preferred Shares at the then current stated value. The Series B Convertible Preferred Shares are redeemable each time in whole or in part for a period of 120-days thereafter.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 18 of 20 Pages

Nelson beneficially owns (i) directly 200,000 shares of Common Stock issuable upon the exercise of stock options, of which one half are presently exercisable at $5.00 per share and the other half are presently exercisable at $6.00 per share and (ii) indirectly 95,571 shares of Common Stock held by LMN, which shares of Common Stock represent in the aggregate approximately 0.5% of the 65,276,162 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 65,076,162 shares of Common Stock outstanding as of the date of this Statement and (y) the 200,000 shares of Common Stock issuance upon the exercise of the aforesaid stock options.

(b)  As of the date of this Statement:

Of the Common Stock reported herein as being beneficially owned by Silverman, Silverman possesses sole voting and dispositive power over 3,927,432 shares of Common Stock and possesses shared voting power and dispositive power over 1,050,042 shares of Common Stock. Of the Common Stock reported herein as being beneficially owned by SP LP, SP LP possesses shares voting and dispositive power over 1,050,042 shares of Common Stock.

Of the Common Stock reported herein as being beneficially owned by Raboy, Raboy possesses shared voting power and dispositive power over 4,033,901 shares of Common Stock.  Of the Common Stock reported herein as being beneficially owned by MHC, MHC possesses shared voting and dispositive power over 4,033,901 shares of Common Stock.

Of the Common Stock reported herein as being beneficially owned by Nelson, Nelson possesses sole voting and dispositive power over 200,000 shares of Common Stock and shared voting and dispositive power over 95,571 shares of Common Stock.  Of the Common Stock reported herein as being beneficially owned by LMN, LMN possesses shared voting and dispositive power over 95,571 shares of Common Stock.

(c)           During the sixty days immediately preceding the date of this Statement, none of Silverman, SP LP, Raboy, MHC, Nelson or LMN have effected any transactions in the Common Stock.

(d)           Inapplicable to each of Silverman, SP LP, Raboy, MHC, Nelson and LMN.

ITEM 7.  Material to be Filed as Exhibits.

    Item 7 of the Statement is hereby amended to add the following exhibit:

Exhibit Number	Description

99.28
Fifth Amended and Restated Joint Filing Agreement dated March  14, 2014 by and among Robert F.X. Sillerman, Paul C. Kanavos, Kanavos Dynasty Trust 2011, Brett Torino, TTERB Living Trust, TS 2013 LLC, Atlas Real Estate Funds, Inc., Harvery Silverman, Silverman Partners, L.P., Adam Raboy, The Maple Hill Companies, LLC, Mitchell J. Nelson and LMN 134Family Company, LLC.

CUSIP No. 17256R-105	SCHEDULE 13D	Page 19 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2014	/s/ Robert F.X. Sillerman
Robert F.X. Sillerman

Dated: March 14, 2014	/s/ Paul C. Kanavos
Paul C. Kanavos

Dated: March 14, 2014	Kanavos Dynasty Trust 2011

Deutsche Bank Trust Company Delaware, as Trustee

/s/ Susan F. Rodriguez
Name: Susan F. Rodriguez
Title: Assistant Vice President

/s/ Jeanne M. Nardone
Name: Jeanne M. Nardone
Title: Vice President

Dated: March 14, 2014	/s/ Brett Torino
Brett Torino

Dated: March 14, 2014	TTERB Living Trust

/s/ Brett Torino
By: Brett Torino, Trustee

Dated: March 14, 2014	TS 2013 LLC
By: ONIROT Living Trust dated 6/20/2000

/s/ Brett Torino
By: Brett Torino, Trustee

Dated: March 14, 2014	Atlas Real Estate Funds, Inc.

/s/ Paul Kanavos
Name: Paul Kanavos
Title: President

CUSIP No. 17256R-105	SCHEDULE 13D	Page 20 of 20 Pages

Dated: March 14, 2014	/s/ Harvey Silverman
Harvey Silverman

Dated: March 14, 2014	Silverman Partners, L.P.

/s/ Harvey Silverman
Name: Harvey Silverman
Title: General Partner

Dated: March 14, 2014	/s/ Adam Raboy
Adam Raboy

Dated: March 14, 2014	The Maple Hill Companies, LLC

/s/ Adam Raboy
Name: Adam Raboy
Title: Manager

Dated: March 14, 2014	/s/ Mitchell J. Nelson
Mitchell J. Nelson

Dated: March 14, 2014	LMN 134 Family Company, LLC

/s/ Mitchell J. Nelson
Name: Mitchell J. Nelson
Title: Manager